UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENVIRO-RECOVERY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29403m103

(CUSIP Number)

Herbert S. Wander, Katten Muchin Zavis Rosenman, 525 W. Monroe Street, Suite 1600

Chicago, Illinois 60661   (312) 902-5267

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29403m103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marvin J. Herb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,927,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,927,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,927,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herb Family 1998 Gift Trust u/a/d 12/1/98 36-7265140

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.0001 per share (the “Common Stock”) of Enviro-Recovery, Inc. (the “Issuer”), and the principal executive offices of the Issuer are located at 2200 E. Lake Shore Drive, Ashland, WI 54806.

Item 2.	Identity and Background
The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:
Name:	Marvin J. Herb
Principal Address:	c/o 6000 Garlands Lane, Suite 120, Barrington, IL 60010
Principal Occupation:	General investing activities
Citizenship:	United States

Name:	Herb Family 1998 Gift Trust u/a/d 12/1/98
Principal Address:	6000 Garlands Lane, Suite 120, Barrington, IL 60010
Principal Occupation:	General investing activities
Place of Organization:	Illinois

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to purchase the Common Stock was personal funds.  7,500,000 shares were, or can be, acquired through the conversion of amounts owing under three separate promissory notes (the “Notes”) issued to Marvin J. Herb (“Mr. Herb”) by the Issuer.

Item 4.	Purpose of Transaction

Mr. Herb acquired the shares of Common Stock for general investment purposes.  Mr. Herb, from time to time, has loaned money to the Issuer as evidenced by the Notes attached as exhibits hereto.  Mr. Herb, from time to time, depending on market conditions and other investment considerations, may make additional loans to the Issuer and may purchase additional shares of Common Stock in private or open-market transactions for investment or other purposes, or dispose of shares of Common Stock.  For example, Mr. Herb has recently undertaken discussions with the Issuer to make a new loan to the Issuer that may be both secured and convertible into shares of Common Stock.  In anticipation of a potential increase in Mr. Herb’s beneficial ownership that may cause such beneficial ownership to exceed twenty percent of the Issuer, Mr. Herb has requested, in accordance with Texas law, that the Issuer’s board of directors approve any such increase in beneficial ownership subsequent to the filing date hereof.  Additionally, Mr. Herb may, in the future, take further action that he deems appropriate at the time that may relate to or result in one or more of the following:

	(a)	the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;
	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
	(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
	(d)	a change in the present board of directors or management of the Issuer;
	(e)	other material changes in the present capitalization or dividend policy of the Issuer;
	(f)	other material changes in the Issuer's business or corporate structure;
	(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	others actions similar to one or more of those enumerated above.
Except as set forth above, as of the filing date, Mr. Herb has no plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Herb beneficially owns 13,927,500 shares of Common Stock, which represent 12.8% of the 101,016,803 shares of Common Stock outstanding (as reflected in the Issuer’s Form 8-K filed on April 29, 2002) plus the shares that were, or can be, converted under the Notes (collectively, the “Total Shares”).  Mr. Herb beneficially owns (i) 7,500,000 shares under the Notes and (ii) 6,427,500 shares through the Marvin J. Herb Revocable Trust u/a/d 7/19/00. The Herb Family 1998 Gift Trust u/a/d 12/1/98 (the “Trust”), of which Mr. Herb’s spouse is trustee, beneficially owns 1,000,000 shares of Common Stock, which represent 0.9% of the Total Shares. Mr. Herb disclaims beneficial ownership of the shares of Common Stock held by the Trust.
(b)

Mr. Herb has sole power to vote and to dispose of 13,927,500 shares of Common Stock, and the Trust has sole power to vote and to dispose of 1,000,000 shares of Common Stock.(1)  The information disclosed in Item 2 of this Schedule 13D is incorporated by reference herein.

(c)

Mr. Herb obtained beneficial ownership of (a) 299,654 shares of Common Stock acquired by the Marvin J. Herb Revocable Trust u/a/d 7/19/00 on August 19, 2004, which shares were acquired at an average unit cost of $0.03 per share, (b) 190,000 shares of Common Stock acquired by the Marvin J. Herb Revocable Trust u/a/d 7/19/00 on September 2, 2004, which shares were acquired at an average unit cost of $0.03 per share, (c) 148,700 shares of Common Stock acquired by the Marvin J. Herb Revocable Trust u/a/d 7/19/00 on September 14, 2004, which shares were acquired at an average unit cost of $0.03 per share and (d) 25,146 shares of Common Stock acquired by the Marvin J. Herb Revocable Trust u/a/d 7/19/00 on September 15, 2004, which shares were acquired at an average unit cost of $0.04 per share.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Herb has loaned the Issuer money in exchange for shares of Common Stock, as evidenced by the Notes. The Notes are attached as exhibits hereto.

Item 7.	Material to Be Filed as Exhibits
1. Loan Agreement, dated August 21, 2003 2. Promissory Note, dated August 29, 2003 3. Promissory Note, dated November 5, 2003 4. Power of Attorney 5. Agreement Regarding Group Treatment

(1)  The shares of Common Stock reported herein represent current share holdings for Mr. Herb and the Trust as of the filing date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
/s/ Marvin J. Herb	September 30, 2004
Marvin J. Herb

Herb Family 1998 Gift Trust u/a/d 12/1/98	Date:
September 30, 2004

/s/ Judith M. Herb
By: Judith M. Herb, Trustee